# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Investcorp Europe Acquisition Corp I, CIK 0001857410
CUSIP: G4923T105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: C/o Paget-brown Trust Company Ltd., Century Yard, Cricket Sq., P.o. Box 1111, George Town, Cayman Islands (E9), Ky1-1102
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001905106
Persons authorized to receive notices and communications: Vik Mittal, 1200 N Federal Hwy, #200, Boca Raton, Florida (FL), 33432, 212-207-0090

## Reporting persons
- Meteora Capital, LLC (CIK 0001905106): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (18.7784% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Investcorp Europe Acquisition Corp I
Address of issuer's principal executive offices: C/o Paget-brown Trust Company Ltd., Century Yard, Cricket Sq., P.o. Box 1111, George Town, Cayman Islands (E9), Ky1-1102

## Item 2. Identity and Background
Name of person filing:
(i) Meteora Capital, LLC, a Delaware limited liability company ("Meteora Capital") with respect to the Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Meteora Capital serves as investment manager (collectively, the "Meteora Funds"); and

(ii) Vik Mittal, who serves as the Managing Member of Meteora Capital, with respect to the Common Stock held by the Meteora Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Residence or business address:
The address of the principal business office for each of the Reporting Persons is:

1200 N Federal Hwy, #200, Boca Raton FL 33432
Present principal occupation or employment: Vik Mittal, who serves as the Managing Member of Meteora Capital, with respect to the Common Stock held by the Meteora Funds. The address of the pricipal business is 1200 N Federal Hwy, #200, Boca Raton FL 33432
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the acquisition is the available capital of the fund, consisting of cash and liquid assets held in the fund's accounts

## Item 4. Purpose of Transaction
Purpose of transaction:
The Shares were acquired by Meteora Capital, LLC (the "Reporting Person") on behalf of certain private investment funds and managed accounts for which it serves as investment manager, for investment purposes in the ordinary course of business.
The Issuer is a special purpose acquisition company formed to effect a merger, share exchange, asset acquisition, reorganization or similar business combination. Vikas Mittal, the managing member of the Reporting Person, separately serves in a capacity affiliated with the sponsor or management of the Issuer and may, in such separate capacity, participate in the evaluation, negotiation and execution of a potential business combination transaction involving the Issuer.
The Reporting Person itself does not control, direct or manage the Issuer's business combination process and did not acquire the Shares pursuant to any agreement or arrangement relating to a specific transaction. However, due to the affiliations described above, the Reporting Person may be deemed to beneficially own securities of an issuer that is actively pursuing an extraordinary corporate transaction within the meaning of Item 4(a) of Schedule 13D.
The Reporting Person intends to review its investment in the Issuer on an ongoing basis and may acquire additional securities or dispose of securities depending on market conditions and other factors. Except as described above, the Reporting Person does not currently have any specific plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Meteora Capital, LLC beneficially owns an aggregate of 2,000,000 shares of Class A Common Stock of the Issuer for a percenatge of 18.7784 Class A common stock
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, Meteora Capital, LLC beneficially owns an aggregate of 2,000,000 shares of Class A Common Stock
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Meteora Capital, LLC serves as investment manager to certain private investment funds and managed accounts that directly hold the Shares reported herein. Pursuant to investment management agreements, the Reporting Person has discretionary authority to vote and dispose of the securities held by such funds and accounts. Except for such investment management arrangements, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.
Vikas Mittal, the managing member of the Reporting Person, separately serves in a capacity affiliated with the sponsor or management of the Issuer. In such separate capacity, Mr. Mittal may participate in the evaluation and negotiation of a potential business combination transaction involving the Issuer. The Reporting Person is not a party to any agreement governing the sponsor's ownership of securities of the Issuer, any voting agreement relating to a business combination transaction, or any agreement providing the Reporting Person with special rights with respect to the securities of the Issuer.
The Reporting Person is not party to any voting trust, proxy, shareholder agreement, lock-up agreement, or other arrangement relating to the voting or disposition of the Shares, other than customary brokerage and custodial arrangements entered into in the ordinary course of business.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Meteora Capital, LLC: Vik Mittal, Mr (02/17/2026)